BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER
February 9, 2011	742,690-001

WRITER’S DIRECT DIAL
VIA EDGAR AND BY FACSIMILE	(949) 823-6980

Mr. Tom Kluck	WRITER’S E-MAIL ADDRESS
Branch Chief	aterner@omm.com

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care L.P.
Registration Statement on Form S-4
Filed January 21, 2011
File No. 333-171820

Dear Mr. Kluck:

On behalf of Sabra Health Care Limited Partnership, a subsidiary of Sabra Health Care REIT, Inc. (“Sabra”), this letter sets forth Sabra’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 3, 2011 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-4 (the “Registration Statement”). For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Sabra has concurrently filed via EDGAR Amendment No. 1 to the Registration Statement, which includes revisions to the Registration Statement in response to the Staff’s comment in the Comment Letter as described herein as well as other updated information (“Amendment No. 1”).

General

1.	Under Rule 3-10 of Regulation S-X, every issuer of a registered security that is guaranteed and every guarantor must file the financial statements required for a registrant by Regulation S-X. We understand that there are exceptions to this rule provided in paragraphs (b), (c), (d), (e) and (f) provided that financial statements of the parent company are filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X. Given you have not included historical financial statements of the parent company in accordance with S-X, please tell us how you evaluated your ability to use the reduced

Tom Kluck - February 9, 2011 - Page 2

financial reporting requirements provided in Rule 3-10. Specify what paragraphs you relied upon in presenting the condensed consolidating financial information, or if you used the guidance in paragraph (g), please provide your analysis to support your presentation. To the extent the financial statements included in your registration statement differ from the requirements outlined in Regulation S-X, tell us what consideration was given to seeking relief from the Office of the Chief Accountant in the Division of Corporate Finance.

Response: Sabra, the parent company of Sabra Health Care Limited Partnership and Sabra Capital Corporation, was formed in connection with a restructuring of Sabra’s former parent company, Sun Healthcare Group, Inc. (“Old Sun”), in which Old Sun separated its operating assets and its real estate assets into two separate publicly traded companies — SHG Services, Inc. (“New Sun”), which continues the business and operations of Old Sun and its subsidiaries, and Sabra. The separation of Old Sun’s operating assets (the “Separation”) occurred by means of a spin-off transaction pursuant to which Old Sun distributed to its stockholders on a pro rata basis all of the outstanding shares of common stock of New Sun. Immediately following the Separation, Old Sun merged with and into Sabra, with Sabra surviving the merger (the “REIT Conversion Merger”), and New Sun was renamed “Sun Healthcare Group, Inc.” The Separation and REIT Conversion Merger were completed on November 15, 2010.

In connection with the restructuring, Old Sun submitted a letter, dated April 16, 2010, to Mr. Wayne Carnall, Chief Accountant at the Division of Corporation Finance, in which Old Sun sought the concurrence of the Staff that, among other matters, there would not be any historical financial statements for Sabra included in Sabra’s periodic filings on Form 10-K or Form 10-Q for any periods prior to the Separation. Following discussions with the Staff, Old Sun received a letter dated May 14, 2010 (the “Accounting Letter”), from Mr. Steven Jacobs, Associate Chief Accountant at the Division of Corporation Finance, in which Mr. Jacobs advised that the Staff would not object to the proposals outlined in Old Sun’s April 16 letter, but requested that an audited historical carve-out balance sheet (with accompanying footnotes) relating to the real property to be owned by Sabra following the Separation be prepared and included in applicable filings with the Commission.

In response to the Comment Letter, Sabra submitted a letter, dated February 7, 2011, to Mr. Wayne Carnall, Chief Accountant at the Division of Corporation Finance, in which Sabra requested that the Staff not object if Sabra relies on the exception set forth in paragraph (d) of Rule 3-10 of Regulation S-X with respect to the presentation of condensed consolidating financial information in the Registration Statement and in Sabra’s subsequent periodic filings on Forms 10-K and 10-Q where Sabra has included in such filings the financial statements and other financial information of Sabra outlined in the Accounting Letter. Based on discussions that representatives of Sabra had with Mr. Craig Olinger, Deputy Chief Accountant at the Division of Corporation Finance, on February 8, 2011, Mr. Olinger has orally advised Sabra that the Staff would not object to the proposed presentation of financial information pursuant to Rule 3-10 of Regulation S-

Tom Kluck - February 9, 2011 - Page 3

X in certain filings as described above. Mr. Olinger did request that Sabra amend the Registration Statement on pages F-7 and F-11 to clarify that Sabra Health Care Limited Partnership and Sabra Capital Corporation, the issuers of the 8.125% senior notes due 2018 that are guaranteed by Sabra and certain of its subsidiaries, are not presented in columnar form in the condensed consolidating financial information note to the Sun Real Estate Properties Combined Balance Sheets included in the Registration Statement, as they had no operations or other financial information as of the applicable dates of those balance sheets. Sabra has made the requested changes on pages F-9 and F-14 of Amendment No. 1.

***********

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner
Andor D. Terner of O’MELVENY & MYERS LLP

cc:	Harold W. Andrews, Jr., Executive Vice President, Chief Financial Officer and Secretary

    Sabra Health Care REIT, Inc.

Shelly A. Heyduk, Esq.

    O’Melveny & Myers LLP